Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

The following are excerpts from the transcript of the Technology, Media & Telecom Conference call held on March 5, 2014:

Benjamin Swinburne

All right. We’re going to get started. Good morning, everybody. Once again, please note that all important disclosures including personal holdings disclosure and Morgan Stanley disclosures appear on the Morgan Stanley public website.

I’m Ben Swinburne, Morgan Stanley’s cable satellite media analyst. And I’d like to introduce, to my left, Artie Minson. We’re thrilled to have Time Warner Cable at the conference this year, back again. Artie is CFO of Time Warner Cable, returned to the company back in April of last year following working at AOL in various capacities, including CFO and COO.

Artie, thanks for joining us today.

Arthur T. Minson

Thanks for having me.

Q - Benjamin Swinburne: So when you came back to the company last year, last spring, I’m guessing, it was not your expectation that you’d be selling to Comcast 10 months later. So maybe you could talk about your reaction to that?

A - Arthur Minson: Sure. It’s been an interesting year. To your point, this time last year I was kind of wrapping up my stint at AOL. But, at Time Warner Cable, really, the view among the management team and the board has always been – it’s not about us. It’s frankly about what is the best deal for shareholders and what is the best experience frankly for our customers. And I’ll start with the customer.

From a customer standpoint, if you look at residential, business services and advertising, customers, given frankly that the scale of the combination and the ability to accelerate innovation as a result of the combination, we think across all three of those areas, it’s definitely a game changer and that was something we are very excited to put our customers into that combination.

And from a shareholder standpoint, we had been planning on executing against the operating plan that we had put together and had highlighted on our Q4 call. And when you think about it, I mean, I guess there were sort of, there were almost sort of three doors. There was door number one - we had an offer from Charter, which we had rejected as sort of woefully inadequate. Door number two, which we were very confident about was our standalone plan and operating that standalone plan, and we felt by operating that plan, we could really create meaningful appreciation on our own. But the Comcast combination is really – it’s a unique combination. The synergies that can be generated and the ability for our shareholders to share in about 23.5% of those was something that was very compelling to us. And, when you risk adjust that, it was just too good an opportunity to pass up.

Q - Benjamin Swinburne: There has been a lot on the structure of the deal. I want to ask you a couple of questions to that end. And, I asked Rob this on the call you guys had. There was a big push with door number one around cash. This deal is an all stock deal. You sort of touched on it there. But maybe explain a little more why you felt that was the right move for your shareholders?

A - Arthur Minson: Sure. I think when we did the conference call announcing the deal, Rob sort of highlighted the differences between the Charter offer and the Comcast offer. And I think, he referred to them as sort of apples and oranges. And they really were from our view. I don’t think there is any secret that ourselves and Charter had a different view on us taking their currency and the value of that currency.

And as a result, we wanted to, in any deal we did, maximize cash proceeds and then have a collar around the stock component of the deal because we questioned why Charter was frankly trading at a premium from a multiple standpoint to the rest of the industry when, frankly, we looked at Comcast’s results and they were frankly performing the best operationally in the industry.

So you take that and then you compare it to Comcast, which, as I said, was really performing at the top of the industry operationally. NBC is also performing very well. You look at the synergies we can create in the deal and frankly we wanted to participate in those synergies. So, we saw us taking their stock as a very natural outcome in this deal.

Q - Benjamin Swinburne: As maybe not a surprise, since the announcement, there has been a lot of focus on the regulatory review process, the stock that you’re trading roughly we called 5%-ish discount to the exchange ratio. Why did you guys agree to not having a breakup fee, and I would assume that has to do with some confidence and the ability to get this done.

A - Arthur Minson: Yes, I mean, we wouldn’t have done the deal if we didn’t think we could get it done. But one thing I’ll just point out – there is neither a breakup fee nor a reverse breakup fee because I think what you’re referring to on our end is why wouldn’t we receive a reverse breakup fee. There is also no breakup fee to the extent someone came in with a topping bid. So there was symmetry in that, which I think makes a lot of sense in this deal structure.

Q - Benjamin Swinburne: Got it. You guys, as you said, laid out a plan to accelerate growth for the company back on your fourth quarter call, which is actually quite relevant to the merger, certainly from a Comcast perspective and shareholder perspective. Maybe you could just talk about sitting here, whatever, beginning in March, how is business and how are you feeling about that plan?

A - Arthur Minson: Sure. It’s good to talk about the business. Business has been great. I had given at another investor conference a little bit of color on how January performed for us, which was very strong. And I would say, now that we have January and February in the books on a combined basis, best subscriber performance on the residential side we’ve had in pretty much a five year period.

And I’ll give you a little bit of color. Quarter-to-date, we’ve added about 75,000 customer relationships and that breaks down roughly 65,000 on the residential side and about 10,000 on the business services side. And on the residential side, those 65,000 customer relationships have generated about 160,000 PSUs. Then it’s roughly about 160,000 HSD, about 50,000 on phone and actually you have then an offset with video. We’re down about 50,000.

What I will point out though is that on the video front, we’ve actually had four weeks in a row of positive net adds. So as we head into March, we’re really excited about the momentum in the business. And what we’re seeing is a combination of improvements in connects and disconnects.

What we saw in February, for example, on the CR front was about 5% improvement in connects and, on the disconnect side, we’re actually seeing double digit improvements on the disconnect side, which we talked a lot about last year about putting in more controls and features around what we’re doing on the disconnect side and that’s clearly paying dividends. And on the connect side, we’ve talked in the past about a couple channels that we had focused on and we’re seeing an uptick in performance there.

So, as we head through the year that will – obviously, that type of subscriber performance will help on the revenue side and the cash flow side. One thing I’ll just point out is as we get into Q1, obviously, what we’re facing in Q1 is the lapping of Q3 and Q4 subscriber losses. So, I would expect Q1 revenue growth to actually be the low point of the year, and then as you get through to the back part of the year, given the early in the year subscriber performance, revenue will accelerate.

Q - Benjamin Swinburne: Okay. Michael was sitting in that seat yesterday. We talked a lot about the synergies with the deal, $1.5 billion of annualized OpEx synergies. How comfortable are you and the Time Warner Cable team with those numbers? What was the process in arriving at those estimates?

A - Arthur Minson: What did Michael say?

Q - Benjamin Swinburne: He is comfortable.

A - Arthur Minson: He is comfortable. We’re very comfortable. What I would tell you…

Q - Benjamin Swinburne: These chairs are incredibly comfortable. I don’t know if you can tell.

A - Arthur Minson: Yes. On going into the deal conversations, we had, at Time Warner Cable, had frankly looked at synergy analysis around all the various deals. And so, when we went into that, we actually had our view of the world, sort of by area down to function that we thought there were opportunities and then myself, Michael, Neil Smit and a couple others actually went line-by-line item really through our P&L, and identified where we thought there were efficiencies to be gained, because given frankly that we were taking stock, it really needed to be a joint exercise.

Our board wanted to know that we were comfortable with that synergy number. And I think, what Comcast has laid out, which seems very reasonable to me, is they’ll achieve about half of the OpEx synergies in year one and then it will take three years for them all to be achieved. But we’re very comfortable with the synergies and I think, as they also pointed out, that it really doesn’t take into consideration, any revenue lifts you could have from having, take for example on business services, I think this provides us with close to a national footprint or we can do a lot of things regionally that we otherwise couldn’t have done.

I think it allows us to do some interesting things on sort of a national advertising front, given our exposures to top markets. I think that as we look at their ability – what they have been able to do and drive triple play penetration, I think there is opportunity there. So I’m very comfortable with the synergy number.

Q - Benjamin Swinburne: It seems pretty intuitive that scale helps in that business, particularly from multisite customers, but what’s the level of opportunity as you think about merging with Comcast and B2B.

A - Arthur Minson: I think it’s a meaningful opportunity for us to go to regional providers, who now won’t have to deal in certain instances with multiple carriers. I think it gives us an ability to further accelerate our innovation and further accelerate our product set and go to market. I take a company we bought a couple of years ago, NaviSite. I think the ability to take NaviSite and have the Comcast team sell that. I think there are a number of opportunities that we can accelerate now that we’ll be combined.

DISCLAIMERS

THE INFORMATION CONTAINED IN THIS EVENT TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. INVESTORS AND SECURITY HOLDERS OF TIME WARNER CABLE ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND THE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.